Exhibit 99.3

EXECUTION VERSION

LIMITED GUARANTEE

This Limited Guarantee, dated as of May 28, 2016 (this “Limited Guarantee”), is made by Ms. Peggy Yu Yu and Mr. Guoqing Li (together with their respective successors and permitted assigns, the “Guarantors”, and each, a “Guarantor”), in favor of E-Commerce China Dangdang Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Guaranteed Party”). Reference is hereby made to the Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among the Guaranteed Party, Dangdang Holding Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and Dangdang Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly-owned subsidiary of Parent (“Merger Sub”). Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Merger Agreement.

1.	Limited Guarantee.

(a)	To induce the Guaranteed Party to enter into the Merger Agreement, the Guarantors hereby, jointly and severally, absolutely, irrevocably and unconditionally guarantee to the Guaranteed Party, subject to the terms and conditions hereof, the due and punctual payment and performance when due of Parent’s obligation (the “Guaranteed Obligations”) to pay to the Guaranteed Party (i) the Parent Termination Fee if and when required pursuant to Section 8.06(b) of the Merger Agreement and (ii) the payment obligations of Parent and/or Merger Sub pursuant to Section 6.08 and Section 8.06(c) of the Merger Agreement; provided that the maximum aggregate liability of the Guarantors hereunder, individually or in the aggregate, shall not exceed an amount equal to US$29 million (the “Maximum Amount”).

(b)	The Guaranteed Party hereby agrees that (a) the Guarantors, individually or in the aggregate, shall in no event be required to pay more than the Maximum Amount under or in respect of the Guarantee Obligations and (b) neither of the Guarantors shall have any obligation or liability to any Person (including, without limitation, to the Guaranteed Party’s equity holders, Affiliates and/or Subsidiaries) relating to, arising out of or in connection with this Limited Guarantee or the Merger Agreement, other than as expressly set forth herein.

(c)	The Guarantors, jointly and severally, agree to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder and under the Merger Agreement, which amounts, if paid, will be in addition to the Guaranteed Obligations, including, without limitation, in the event that (i) any Guarantor asserts in any arbitration, litigation or other proceeding that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms and the Guaranteed Party prevails in such arbitration, litigation or other proceeding, or (ii) the Guarantors fail or refuse to make any payment to the Guaranteed Party hereunder when due and payable and it is determined judicially or by arbitration that the Guarantors are required to make such payment hereunder.

(d)	The Guarantors, jointly and severally, promise and undertake to make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind. If Parent fails to pay or cause to be paid the Guaranteed Obligations as and when due, as applicable, then all of the Guarantors’ liabilities to the Guaranteed Party hereunder in respect of such Guaranteed Obligations shall become immediately due and payable and the Guaranteed Party may at any time and from time to time, at the Guaranteed Party’s option, and so long as Parent remains in breach of its Guaranteed Obligations, take any and all actions available hereunder or under applicable Laws to collect the Guaranteed Obligations from the Guarantors subject to the Maximum Amount as applicable.

2.	Terms of Limited Guarantee.

(a)	This Limited Guarantee is a primary and original obligation of each Guarantor and is one of payment, not collection, and a separate action or actions may be brought and prosecuted against each Guarantor to enforce this Limited Guarantee, irrespective of whether any action is brought against Parent, Merger Sub or any other Person or whether Parent, Merger Sub or any other Person is joined in any such action or actions.

(b)	The liability of each Guarantor under this Limited Guarantee shall, to the fullest extent permitted under applicable Laws, be absolute, irrevocable and unconditional, irrespective of:

(i)	the value, genuineness, validity, illegality or enforceability of the Merger Agreement or any other agreement or instrument referred to herein or therein;

(ii)	any change in the corporate existence, structure or ownership of Parent, Merger Sub or any person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated under the Merger Agreement, or any insolvency, bankruptcy, reorganization, liquidation or other similar proceeding affecting Parent, Merger Sub or any person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated under the Merger Agreement or any of their respective assets;

(iii)	any amendment or modification of the Merger Agreement, or any change in the manner, place or terms of payment or performance of, any change or extension of the time of payment or performance of, or any renewal or alteration of any Guaranteed Obligations, any escrow arrangement or other security therefor, or any liability incurred directly or indirectly in respect thereof;

(iv)	the existence of any claim, set-off or other right that the Guarantors may have at any time against Parent, Merger Sub or the Guaranteed Party, whether in connection with any Guaranteed Obligations or otherwise;

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(v)	the failure or delay on the part of the Guaranteed Party to assert any claim or demand or enforce any right or remedy against Parent, Merger Sub or the Guarantors or any other Person primarily or secondarily liable with respect to any Guaranteed Obligations (other than as and if required by Section 2(a));

(vi)	the adequacy of any other means the Guaranteed Party may have of obtaining repayment of the Guaranteed Obligations;

(vii)	any other act or omission that may in any manner or to any extent vary the risk of the Guarantors or otherwise operate as a discharge of the Guarantors as a matter of law or equity (other than as a result of payment in full of the Guaranteed Obligations in accordance with their terms); or

(viii)	the addition, substitution, discharge or release (in the case of a discharge or release, other than a discharge or release of the Guarantors with respect to the Guaranteed Obligations as a result of payment in full of the Guaranteed Obligations in accordance with their terms) of any person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated under the Merger Agreement, other than in each case with respect to (A) defenses to the payment of the Guaranteed Obligations that are available to Parent or Merger Sub under the Merger Agreement or (B) breach by the Guaranteed Party of this Limited Guarantee, and, notwithstanding any other provision of this Limited Guarantee to the contrary, the Guarantors may assert, as a defense to, or release or discharge of, any payment or performance by the Guarantors under this Limited Guarantee, any claim, set-off, deduction, defense or release that Parent or Merger Sub could assert against the Guaranteed Party under the terms of, or with respect to, the Merger Agreement that would relieve Parent of its obligations under the Merger Agreement with respect to the Guaranteed Obligations.

(c)	To the fullest extent permitted by applicable Laws, each Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of the Guaranteed Obligations and notice of or proof of reliance by the Guaranteed Party upon this Limited Guarantee or acceptance of this Limited Guarantee. Without expanding the obligations of any Guarantor hereunder, the Guaranteed Obligations shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guarantee, and all dealings between Parent and/or the Guarantors, on the one hand, and the Guaranteed Party, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Limited Guarantee. Except as provided in Section 2(a), when pursuing its rights and remedies hereunder against any Guarantor, the Guaranteed Party shall be under no obligation to pursue such rights and remedies it may have against Parent or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Guaranteed Party to pursue such other rights or remedies or to collect any payments from Parent or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Guaranteed Party of Parent or any such other Person or any right of offset, shall not relieve any Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of Law, of the Guaranteed Party.

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(d)	To the fullest extent permitted by applicable Law, each Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. Each Guarantor waives promptness, diligence, notice of acceptance hereof, presentment, demand for payment, notice of non-performance, default, dishonor and protest, any other notices not provided for herein, all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent, Merger Sub or any other person interested in the transactions contemplated under the Merger Agreement, and all suretyship defenses generally (other than defenses to the payment of the Guaranteed Obligations that are available to Parent under the Merger Agreement or a material breach by the Guaranteed Party of this Limited Guarantee). Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated under the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.

(e)	The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Obligations in the event that Parent becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect any Guarantor’s obligation hereunder. In the event that any payment to the Guaranteed Party in respect of the Guaranteed Obligations is rescinded or must otherwise be returned for any reason whatsoever, each Guarantor shall remain liable hereunder with respect to the Guaranteed Obligations as if such payment had not been made so long as this Limited Guarantee has not terminated in accordance with its terms.

3.	Subrogation. Each Guarantor agrees not to exercise against Parent or Merger Sub any rights of subrogation or contribution, whether arising by contract or operation of law (including, without limitation, any such right arising under bankruptcy or insolvency Laws) or otherwise, by reason of any payment by it pursuant to the provisions of Section 1 hereof unless and until the Guaranteed Obligations and all other amounts payable under this Limited Guarantee have been paid in full.

4.	Termination. This Limited Guarantee shall terminate (and the Guarantors shall have no further obligations hereunder) upon the earliest to occur of (a) the Effective Time, (b) the payment in full of the Guaranteed Obligations and the obligation under Section 1(c), (c) the termination of the Merger Agreement in accordance with its terms under circumstances in which Parent would not be required pursuant to the terms and subject to the conditions of the Merger Agreement to make any payment of any Guaranteed Obligations; and (d) six months after the termination of the Merger Agreement in accordance with its terms under circumstances in which Parent would be required pursuant to the terms and subject to the conditions of the Merger Agreement to make a payment of the Guaranteed Obligations, unless by the end of such six-month period, the Guaranteed Party shall have initiated a claim or proceeding in accordance with the terms of the Merger Agreement for payment of any of the Guaranteed Obligations; provided that if the Guaranteed Party has initiated a claim or proceeding by the end of such six-month period, this Limited Guarantee shall terminate upon the date such claim or proceeding is finally satisfied or otherwise resolved by agreement of the parties hereto or pursuant to Section 12. In the event that the Guaranteed Party or any of its Affiliates or Subsidiaries asserts in any litigation or other proceeding relating to this Limited Guarantee or the Merger Agreement that the provisions hereof (including, without limitation, Section 1 hereof limiting any Guarantor’s aggregate liability to the Maximum Amount) are illegal, invalid or unenforceable, in whole or in part, then (x) the obligations of each Guarantor under this Limited Guarantee shall terminate ab initio and be null and void, (y) if any Guarantor has previously made any payments under this Limited Guarantee, it shall be entitled to recover such payments from the Guaranteed Party and (z) neither of the Guarantors shall have any liability to the Guaranteed Party or any of its equityholders, Affiliates or Subsidiaries with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement or this Limited Guarantee.

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5.	Continuing Guarantee. Except to the extent terminated pursuant to the provisions of Section 4 hereof, this Limited Guarantee is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations and the obligation under Section 1(c), shall be binding upon each Guarantor, their respective successors and assigns, and shall inure to the benefit of, and be enforceable by, the Guaranteed Party and its successors, permitted transferees and permitted assigns. All obligation to which this Limited Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

6.	No Recourse. Neither of the Guarantors shall have any obligations under or in connection with this Limited Guarantee except as provided by this Limited Guarantee. No liability shall attach to, and no recourse shall be had by the Guaranteed Party, any of its Affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them, under any theory of liability (including without limitation by attempting to pierce a corporate or other veil or by attempting to compel any party to enforce any actual or purported right that they may have against any Person) against any former, current or future equity holders, controlling Persons, directors, officers, employees, agents, general or limited partners, managers, members or Affiliates of any of the Guarantors, Merger Sub or Parent, or any former, current or future equity holders, controlling Persons, directors, officers, employees, agents, general or limited partners, managers, members or Affiliates of any of the foregoing, excluding however the Guarantors, Parent and Merger Sub (collectively, the “Non-Recourse Parties”) in any way under or in connection with this Limited Guarantee, the Merger Agreement, any other agreement or instrument executed or delivered in connection with this Limited Guarantee or the Merger Agreement or the transactions contemplated hereby or thereby, except for claims (i) against any Guarantor and his or her successors and assigns under this Limited Guarantee pursuant to the terms hereof, and (ii) for the avoidance of doubt, against Parent and Merger Sub and their respective successors and assigns under the Merger Agreement pursuant to the terms thereof.

7.	Entire Agreement. This Limited Guarantee, the Merger Agreement and any other document contemplated hereby and thereby constitute the entire agreement with respect to the subject matter hereof, and supersede all other prior agreements and understandings, both written and oral, among Parent and/or the Guarantors or any of their respective Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand, regarding the subject matter hereof.

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8.	Amendments and Waivers. Any provision of this Limited Guarantee may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Guarantors and the Guaranteed Party or, in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.	Counterparts. This Limited Guarantee may be executed in counterparts (including by facsimile or electronically transmitted signature pages), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

10.	Notices. All notices, requests, claims, demands and other communications hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable international overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

if to the Guarantor(s), as applicable:

Peggy Yu Yu and/or Guoqing Li

c/o E-Commerce China Dangdang Inc.

21/F, Jing An Center

No. 8 North Third Ring Road East

Chaoyang District, Beijing 100028

People’s Republic of China

with a copy to:

Skadden, Arps, Slate, Meagher & Flom

42/F Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Attention:            Z. Julie Gao / Haiping Li

Facsimile:             (+852) 3910-4850 / (+852) 3910-4835

If to the Guaranteed Party, as provided in Section 9.02 of the Merger Agreement.

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11.	Governing Law. This Limited Guarantee shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof.

12.	Jurisdiction. Any disputes, actions and proceedings against any party or arising out of or in any way relating to this Limited Guarantee shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

13.	Representations and Warranties. Each Guarantor hereby represents and warrants, in respect of himself or herself, to the Guaranteed Party that:

(a)	such Guarantor has all requisite power and authority to execute, deliver and perform this Limited Guarantee;

(b)	except as is not, individually or in the aggregate, reasonably likely to impair or delay such Guarantor’s performance of his or her obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Limited Guarantee by such Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this Limited Guarantee;

(c)	this Limited Guarantee has been duly and validly executed and delivered by such Guarantor and constitutes a valid and legally binding obligation of him or her, enforceable against him or her in accordance with its terms (subject to the Bankruptcy and Equity Exception);

(d)	the execution, delivery and performance by such Guarantor of this Limited Guarantee do not and will not violate any applicable Law or contractual restriction binding on such Guarantor or his or her assets or properties; and

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(e)	such Guarantor has the financial capacity to pay and perform his or her obligations under this Limited Guarantee, and all funds necessary for such Guarantor to fulfill his or her obligations under this Limited Guarantee shall be available to such Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with Section 5.

14.	No Assignment. Neither this Limited Guarantee nor any of the rights, interests or obligations hereunder shall be assignable without the prior written consent of the Guaranteed Party (in the case of an assignment by any Guarantor) or each Guarantor (in the case of an assignment by the Guaranteed Party).

15.	Severability. Any term or provision of this Limited Guarantee which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Limited Guarantee in any jurisdiction and, if any provision of this Limited Guarantee is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable; provided that this Limited Guarantee may not be enforced without giving effect to the limitation of the amount payable hereunder to the Maximum Amount provided in Section 1 hereof and to the provisions of Section 4 hereof. No party hereto shall assert, and each party shall cause their respective equityholders, Affiliates and Subsidiaries not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable.

16.	No Third-Party Beneficiaries. Except for the rights of the Non-Recourse Parties provided herein, this Limited Guarantee shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guarantee is intended to, or shall, confer upon any other Person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein.

17.	Headings. Headings of the Sections of this Limited Guarantee are for convenience only and shall be given no substantive or interpretive effect whatsoever.

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IN WITNESS WHEREOF, the undersigned have caused this Limited Guarantee to be executed and delivered as of the date first written above.

Guarantor

PEGGY YU YU

/s/ Peggy Yu Yu

[Signature Page to Limited Guarantee]

IN WITNESS WHEREOF, the undersigned have caused this Limited Guarantee to be executed and delivered as of the date first written above.

Guarantor

GUOQING LI

/s/ Guoqing Li

[Signature Page to Limited Guarantee]

IN WITNESS WHEREOF, the undersigned have caused this Limited Guarantee to be executed and delivered as of the date first written above.

Company

E-Commerce China dangdang inc.

By:	/s/ Ruby Rong Lu
Name:	Ruby Rong Lu
Title:	Chairperson of the Special Committee

[Signature Page to Limited Guarantee]